FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing matters that were agreed upon in the Extraordinary Shareholders Meeting held on October 17, 2012.

Santiago, October 17, 2012

Mr. Raphael Bergoeing Vela

Superintendent of Banks and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an essential information regarding this Institution, that in the Extraordinary Shareholders Meeting held on October 17, 2012 it was agreed to increase the Bank’s capital in the amount of Ch$ 250,000,000,000 by means of the issuance of 3,939,489,442 cash shares, “Banco de Chile-T” series, with same rights as all Banco de Chile’s shares, with the exception that they will not allow its shareholders to receive dividends and/or fully paid-in shares, with respect to our net distributable earnings for fiscal year 2012.  Once said dividends and/or fully paid-in shares are distributed and paid shares “Banco de Chile-T” will be automatically converted into “Banco de Chile” shares.

The price of the issuance of the shares will be set by the Board of Directors within a period of 180 days following the aforementioned Shareholders Meeting according to the terms and conditions agreed upon on therein, having in consideration the market price for the Bank’s shares, and in that case, such price shall not be more nor less than 8% of the average closing stock market price for Banco de Chile shares in a period of 30 market business days prior to the determination, minus the net distributable earnings per share accumulated until the last day of the month preceding to the determination date.

Likewise, it was agreed that the shares will be offered to the shareholders in accordance to the law while remaining shares to be offered in the stock markets of the country, and potentially abroad, at the opportunities determined by the Board of Directors.

On the other hand, in the aforementioned Meeting it was informed that the principal shareholder LQ Inversiones Financieras S.A., has announced by means of a letter dated October 16, 2012 its intention to underwrite and to pay the aggregate amount of shares corresponding to the Ordinary Preemptive Rights Period, and to assign and transfer its right to purchase options corresponding to it during the Special Preemptive Rights Period in the aforementioned capital increase.

Sincerely,

Arturo Tagle Quiroz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2012

Banco de Chile

/s/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO